

Mail Stop 3561

October 11, 2017

Via E-mail
Mr. Mark Learmonth
Chief Financial Officer
Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House
Weighbridge, St Helier
Jersey, Channel Islands, JE2 3NF

> **Re:** **Caledonia Mining Corporation Plc**
> **Form 20-F for the Year Ended December 31, 2016**
> **Response dated September 22, 2017**
> **File No. 000-13345**

Dear Mr. Learmonth:

We have reviewed your September 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2017 letter.

Form 20-F for the Year Ended December 31, 2016

Financial Statements

Notes to the Consolidated Financial Statements
4. Significant Accounting Policies
(e) Property Plant and Equipment
(iv) Depreciation, page F-14

1. We note your response to comment 1. To help us further understand your basis for inclusion of inferred resources in your computation of depreciation, please address the following:

- Provide your historical rates of converting inferred resources to indicated resources for the past five years and any interim periods in 2017, to the extent available and demonstrate your history of economic recovery of inferred resources during the same period.

- Provide us the estimated annual conversion rate of inferred resources included in your life-of-mine plan for the historical and future periods. Also, provide us the expected ultimate conversion rate for the total inferred resource included in the life-of-mine plan.

- Compare the amount of inferred resources planned to be mined to the amount of inferred resources that you actually mined for the past five years and any interim periods in 2017, to the extent available.

- Tell us how you compute inferred resources including the estimation methodologies employed and geologic data considered. Please include details such as drill hole spacing, the percentage of inferred resources interpolated between drill holes versus extrapolated, and differences in confidence levels between the inferred versus indicated categories.

- Please tell us the extent to which you consider inferred resources in your impairment testing for the assets where you use inferred resources to estimate their useful lives.

2. Please explain to us why your estimates of inferred mineral resources used to calculate your units of production depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board.

3. Provide us the amount of depletion expense for the Blanket mine with and without the inclusion of inferred resources in the denominator for the most recently reported 2017 interim period.

4. We note the indicated resource and probable reserve class tonnes disclosed in Table B of your response for the year ended December 31, 2014 and 2015 do not agree with such information included in your Form 20-F the year ended December 31, 2014 and 2015 respectively. Please reconcile.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakwaa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining